Exhibit 12

                                                                January 10, 2001

Dear Fellow Shareholders:

      We are pleased to inform you that on December 28, 2000, The Langer Biomechanics Group, Inc. ("Langer") entered into a Tender Offer Agreement (the "Agreement") with OrthoStrategies, Inc., a New York corporation ("OS"), and OrthoStrategies Acquisition Corp., a New York corporation and wholly owned subsidiary of OS ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase up to 75% of the issued and outstanding shares of common stock, par value $.02 per share, of Langer (the "Shares"), at a price of $1.525 per Share in cash.

      Your Board of Directors has (i) determined that the Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Langer shareholders and (ii) approved the Agreement and the transactions contemplated thereby, including the Offer. The Langer Board of Directors recommends that Langer's shareholders accept the Offer and tender their Shares pursuant to the Offer. You are advised, however, to obtain a current market quote for the Shares. On January 9, 2001, the closing price of the Shares was $1.75 per Share.

      In arriving at its recommendations, the Langer Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated December 28, 2000, of Cronkite & Kissell, Langer's financial advisor, to the effect that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer was fair to such shareholders and Langer from a financial point of view.

      In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated January 10, 2001, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                                 Sincerely,

                                                 Stephen V. Ardia
                                                 Chairman of the Board